Exhibit 99.2

CUSIP No. G2118P102

PROPOSAL

November 27, 2020

The Board of Directors

China Customer Relations Centers, Inc.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone,

Taian City, Shandong Province, 27100
People’s Republic of China

Dear Sirs:

We, Zhili Wang, Debao Wang, Guoan Xu, Qingmao Zhang, Long Lin, Jishan Sun and their respective affiliated entities (the “Consortium Members”) are pleased to submit this preliminary non-binding proposal to acquire China Customer Relations Centers, Inc. (the “Company”) in a going-private transaction (the “Acquisition”) as described below.

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 15% to the volume-weighted average closing price during the last 60 trading days.

1. Consortium. The Consortium Members have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. The Consortium Members in the aggregate hold approximately 43.48% of the total voting power of the Company’s issued and outstanding shares.

2. Purchase Price. The consideration payable for each common share of the Company (the “Share”) will be US$5.37 in cash per Share.

3. Funding. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided by the Consortium Members in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4. Due Diligence. We, along with our advisors, are prepared to move expeditiously to carry out our due diligence on the Company. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements (as defined below).

5. Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Zhili Wang, Mr. Debao Wang and Mr. Guoan Xu, the management of the Company (the “Management”), in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that the Management will recuse themselves from participating in any Board deliberations and decisions related to the Acquisition.

7. Confidentiality. The Management will, as required by law, promptly make a Schedule 13D filing to disclose this letter and its agreement with the other Consortium Members. However, we are sure you will agree with us that it is in all of our interest to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute an offer capable of acceptance or any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

*   *   *

Sincerely,

Zhili Wang

/s/ Zhili Wang

Debao Wang

/s/ Debao Wang

Guoan Xu

/s/ Guoan Xu

Qingmao Zhang

/s/ Qingmao Zhang

Long Lin

/s/ Long Lin

Jishan Sun

/s/ Jishan Sun

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